Contact

www.linkedin.com/in/threintm
(LinkedIn)

Top Skills

IT Procurement
Virtual Reality (VR)
Data Science

Languages

French
Japanese
German
Spanish
Russian

Timur Mukminov

Founder, Advisor | Data Center Infrastructure I and DevOps | Agile Project Management | PMO & Process Orchestration
Mountain View, California, United States

Summary

Over 15 years of technical project management, business intelligence, data & analytical expertise, backed by solid background in IT and infrastructure, and knowledge of multiple foreign languages.

A passionate problem solver, I deliver a strong organizational value through expert program portfolio management, strategic business process insight, and ability to lead and deliver results among distributed teams through business process workflow.

Specialties:
• program portfolio and product management
• technical projectmanagement, incl. Agile, scrum, and remote teams management
• data center, DevOps, and networks operations
• business intelligence and information systems
• regional expertise and site selection
• foreign languages

Experience

HustlePay
Chief Operating Officer
February 2024 - Present (6 months)
United States

Self-employed
Founder
January 2020 - Present (4 years 7 months)

Intuit
Senior Infrastructure Project Manager
March 2023 - February 2024 (1 year)

San Francisco Bay Area

Meta
Technical Project Manager
March 2022 - March 2023 (1 year 1 month)
United States

Kapinos Consulting Limited
Strategic Technology Advisor
April 2016 - January 2022 (5 years 10 months)
SF Bay Area

Enforce Consulting
Senior Project Management
April 2021 - July 2021 (4 months)
San Francisco Bay Area

Stanford Health Care
Senior Technology Project Manager
February 2020 - May 2020 (4 months)
San Francisco Bay Area

TriPointLab
Strategic Product Leadership
December 2017 - January 2020 (2 years 2 months)
SF Bay Area

San Francisco International Airport
Senior Infrastructure Project Manager
April 2019 - September 2019 (6 months)

Facebook
Senior Technical Program Manager
April 2018 - January 2019 (10 months)
SF Bay Area

SAP SuccessFactors
IT Infrastructure and Process Project Manager
July 2017 - December 2017 (6 months)
SF Bay Area

Udacity Blitz
Advisor: Engineering Program Management
November 2016 - April 2017 (6 months)

Genentech
Datacenter Operations Program Manager
August 2015 - January 2016 (6 months)

Tata Communications

1 year 6 months

Bid Manager Business Ops - A Graceful Fusion of Product, Project, and
Price
November 2014 - April 2015 (6 months)
SF Bay Area

Business Ops Program Manager in NextGen - Funambulist of Global
Telecom Projects
November 2013 - November 2014 (1 year 1 month)
Burlingame, CA

Delivering business process behind next generation of telecom solutions

Tristero Consulting - [Codeminders]
Outsourced Services and Business Development Program Manager
November 2009 - September 2013 (3 years 11 months)
SF Bay Area

Creating transparency and ease of management between the teams across
the globe. Project management and business development in cross functions
are simply another way to stay Agile.

Cisco Systems
Senior Program Manager - Minding the Matters of Taxonomy and
Portfolio Management
June 2012 - November 2012 (6 months)

Provided strategic program management guidance to marketing team for
Cisco WebEx Social collaboration platform. Worked toward developing an
expert system management methodology to apply and gauge the platform's
efficiency throughout Cisco's internal application.

ngmoco:)
Technical Project Manager - Datacenters, Infrastructure, Vendors, and
Strategic Vision
May 2011 - February 2012 (10 months)

Delivered datacenter deployment project and lead a number of strategic and change management initiatives for mobile gaming and media company during a long-term contract engagement.

Google Inc

2 years 9 months

Program Manager Network Operations - Connecting all the world's information, one circuit at a time

May 2008 - May 2009 (1 year 1 month)

Implemented network provisioning and connectivity projects with $XM in quarterly infrastructure service costs, enabling faster and low cost delivery of Google's Web content from datacenters to end users.

Program Manager Global Infrastructure - Where should we place 'em?

September 2006 - May 2008 (1 year 9 months)

Delivered business intelligence and site selection research as instrumental first phase of multi-million dollar server farms projects, under team's core mission to identify and fulfill Google's needs for datacenter capacity.

University of Southern California

Teaching Fellow, Research Assistant.
August 2004 - August 2006 (2 years 1 month)

Kennedy Information

Research Analyst
March 2004 - November 2005 (1 year 9 months)

Simon-Kucher & Partners

IT Systems Admin
2002 - 2003 (1 year)

Harvard University Art Museums

IT Systems Support Administrator
1998 - 2002 (4 years)
Cambridge, MA

Education

Harvard University

Bachelor of Arts (BA), East Asian Studies · (1998 - 2002)

University of Southern California

Master's degree, East Asian Area Studies · (2004 - 2006)

Phillips Academy Andover

 · (1997 - 1998)